UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s Extraordinary General Meeting

At an extraordinary general meeting of shareholders of MDJM LTD (the “Company”) held on April 21, 2026, at 11:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To increase the authorized share capital of the Company:

FROM: US$250,000,000 divided into 285,714,286 ordinary shares of par value US$0.875 each, consisting of (a) 285,702,629 Class A ordinary shares of par value US$0.875 each and (b) 11,657 Class B ordinary shares of par value US$0.875 each.

TO: US$4,462,500,000 divided into 5,100,000,000 ordinary shares of par value US$0.875 each, consisting of (a) 5,000,000,000 Class A ordinary shares of par value US$0.875 each and (b) 100,000,000 Class B ordinary shares of par value US$0.875 each, by the creation of 4,714,297,371 authorized and unissued Class A ordinary shares and 99,988,343 authorized and unissued Class B ordinary shares.

2.	To pass an ordinary resolution that the Company grants a mandate to the board of directors of the Company (the “Board”) during the Relevant Period (as defined below) to effect a consolidation of the share capital of the Company (the “Share Consolidation”), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the consolidation ratio resulting from the Share Consolidation effected pursuant to this mandate shall be not less than 2:1 and not more than 200:1 (the “Consolidation Ratio”), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended), be and is hereby generally and unconditionally approved.

For the purpose of the Share Consolidation, Relevant Period means the period from the date of passing of the resolution of the Meeting until whichever is the earliest of:

(i)	the first time the Board has exercised the power to give effect to the Share Consolidation; or

(ii)	the date on which such mandate granted under the resolution of the Meeting is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

The Company authorizes the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A ordinary shares and the Class B ordinary shares.

A total of 616,388.37 votes, representing 33.98% of the votes exercisable as of March 27, 2026, the record date, were present in person or by proxy at the extraordinary general meeting. The result of the votes was as follows:

Resolution	For	Against	Abstain
The Increase of Share Capital	603,665.44	12,637.83	85.00
Approval of a Share Consolidation, Subject to the Determination of the Consolidation Ratio and Timing by the Board of Directors	594,008.15	22,286.39	93.83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: April 22, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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